UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Chindex International, Inc.

(Name of Issuer)

Chindex International, Inc. Common Stock USCO-01

(Title of Class of Securities)

169467107

(CUSIP Number)

August 23, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin Currie Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 433,987

	6.	Shared Voting Power —

	7.	Sole Dispositive Power 433,987

	8.	Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,987

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin Currie Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Edinburgh, United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 411,600

	6.	Shared Voting Power —

	7.	Sole Dispositive Power 411,600

	8.	Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 411,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer Chindex International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 7201 Wisconsin Avenue Bethesda, MD 20814

Item 2.
	(a)	Name of Person Filing Martin Currie Inc. Martin Currie Investment Management Limited
	(b)	Address of Principal Business Office or, if none, Residence Saltire Court 20 Castle Terrace, Edinburgh, EH1 2ES
	(c)	Citizenship See row (4) on pages 2 and 3.
	(d)	Title of Class of Securities See cover page.
	(e)	CUSIP Number See cover page.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See row (9) on pages 2 and 3.
(b) Percent of class: See row (11) on pages 2 and 3.
(c) Number of shares as to which the person has: See rows (5) through (8) on pages 2 and 3.
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Securities reported on this Schedule 13G as being beneficially owned by Martin Currie Inc. and Martin Currie Investment Management Limited are held on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.  Two such clients, General Motors Investment Management Corporation and China Development Capital Partnership, are known to have the right to receive dividends from, and proceeds from the sale of, securities representing more than 5% of the class of securities with respect to which this Schedule 13G is filed. Due to an oversight in calculation, the previously filed Schedule 13G reported a lower level of ownership as of the same date.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MARTIN CURRIE INC

	By:	/s/ James Fairweather
	Name:	James Fairweather
	Title:	Director and Vice President

MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED

	By:	/s/ James Fairweather
	Name:	James Fairweather
	Title:	Director and Vice President

Dated: October 5, 2007